UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87677T105
(CUSIP Number)

Daniel Morman
5055 Collins Ave, #6L
Miami Beach, FL 33140
(305) 807-2136
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule
13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87677T105	SCHEDULE 13D	Page 2 of 8 Pages

1.
NAME OF REPORTING PERSON
RAD Investments LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a):	[ ]
(b):	[ ]

3.
SEC USE ONLY

4.
SOURCE OF FUNDS
WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)
[ ]

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.
SOLE VOTING POWER
0

8.
SHARED VOTING POWER
1,125,946

9.
SOLE DISPOSITIVE POWER
0

10.
SHARED DISPOSITIVE POWER
1,125,946

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,125,946

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (1)

14.
TYPE OF REPORTING PERSON
OO

(1)	The percentages used herein are based upon 23,897,920 shares of common stock outstanding, which represents the shares of common stock outstanding as of December 31, 2021, according to the Fund's Certified Shareholder Report, Semi-Annual on Form N-CSRS (the
"Shareholder Report") filed with the Securities and Exchange
Commission ("SEC") on March 9, 2022.

CUSIP No. 87677T105	SCHEDULE 13D	Page 3 of 8 Pages

1.
NAME OF REPORTING PERSON
Ethan A. Danial

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a):	[ ]
(b):	[ ]

3.
SEC USE ONLY

4.
SOURCE OF FUNDS
WC, PF

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)
[ ]

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.
SOLE VOTING POWER
75,970

8.
SHARED  VOTING POWER
1,125,946

9.
SOLE DISPOSITIVE POWER
75,970

10.
SHARED DISPOSITIVE POWER
1,125,946

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,201,916

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (1)

14.
TYPE OF REPORTING PERSON
IN

(1)	The percentages used herein are based upon 23,897,920 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Shareholder Report.

CUSIP No. 87677T105	SCHEDULE 13D	Page 4 of 8 Pages


Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., a Puerto Rico corporation (the "Issuer"). The Issuer's principal executive offices are located at American International Plaza Building, Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	RAD Investments LLC, a Puerto Rico limited liability
company;

(ii)	Ethan A. Danial;

(b)	The business address of RAD Investments LLC is 954 Avenida
Ponce De Leon, Suite 204, San Juan, PR 00907. The business address of Mr. Danial is 207 Calle Del Parque, San Juan, Puerto Rico 00912.

(c)	The principal business of: (i) RAD Investments LLC is
investing and otherwise transacting any lawful business, (ii) Mr.
Danial is serving as Vice President of Caribbean Capital and Consultancy Corp.

(d)	None of the Reporting Persons has, during the last five
years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five
years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	RAD Investments LLC is organized as a limited liability
company under the laws of Puerto Rico. Mr. Danial is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the 1,125,946 shares of Common Stock beneficially owned by RAD Investments LLC were derived from the working capital of RAD Investments LLC. The funds for the purchase of the 75,970 shares of Common Stock beneficially owned by Mr. Danial were derived from the personal funds of Mr. Danial. A total of $1,295,323.69, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein, before giving effect to a return of principal distribution of $359,347.33 in the aggregate received by the Reporting Persons on or about April 29, 2022.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the shares are undervalued and represent an attractive investment opportunity.

The Reporting Persons have engaged and/or may engage, from time to time, in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Issuer, including, without limitation, matters concerning the Issuer's business, operations, Board appointments, governance, management, capitalization and strategic plans and matters relating to the closed-end nature of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the closed-end nature of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 87677T105	SCHEDULE 13D	Page 5 of 8 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common
 Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The
Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the
 Common Stock.
The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference.
 The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 23,897,920 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer's Shareholder Report on Form N-CSRS filed with the SEC on
 March 9, 2022.

(c) 	The transactions in the shares of Common Stock by RAD
Investments LLC and Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the shares of Common Stock beneficially
owned by RAD Investments LLC and any proceeds from the sale of such shares become assets of RAD Investments LLC.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have executed a Joint Filing Agreement, dated June 6, 2022, with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement.

CUSIP No. 87677T105	SCHEDULE 13D	Page 6 of 8 Pages

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

RAD Investments LLC

By: /s/ Ethan Danial
Name: Ethan Danial
Title: Member; Manager



Ethan A. Danial

/s/ Ethan Danial

CUSIP No. 87677T105	SCHEDULE 13D	Page 7 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

Reporting Person  Trade Date  Shares Purchased (Sold)  Price Per Share ($)

RAD Investments LLC  4/13/2022   100,000               0.935
RAD Investments LLC  4/19/2022   33,112                0.917
RAD Investments LLC  4/20/2022   5,080                 0.918
RAD Investments LLC  4/28/2022   60,500                0.753
RAD Investments LLC  5/31/2022   22,143                0.689

Ethan Danial         4/13/2022   25,900                0.935
Ethan Danial         4/28/2022   20,000                0.753

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto needs to be filed with respect to the beneficial ownership by each of the undersigned of the common shares of Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning any other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement as to Joint Filing may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have set their hands as of this 6 day of June, 2022.






RAD Investments LLC


By: /s/ Ethan Danial
Name: Ethan Danial
Title: Member; Manager



Ethan A. Danial

/s/ Ethan Danial